Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

January 2, 2008

VIA EDGAR AND FEDEX

Michael McTiernan

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Nine, Inc.

Amendment No. 1 to Registration Statement

on Form S-11 Filed January 2, 2008

File No. 333-147414

Dear Mr. McTiernan:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated December 14, 2007. Simultaneously with the submission of this letter, we are filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11.

This letter, together with Pre-Effective Amendment No. 1, responds to the comments in your letter dated December 14, 2007. Pre-Effective Amendment No. 1 is marked to show changes from the Registration Statement on Form S-11 filed November 15, 2007. A copy of the marked document is included with the copy of this letter being hand delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 1 marked “Courtesy Copy” included in the package being hand delivered to you.

This letter repeats the comments from your letter of December 14, 2007, together with responses on behalf of the Company.

January 2, 2008

General

1.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.

We thank the staff for this comment and reminder. The Company has no proposed sales literature to submit at this time, but it is aware of the requirements summarized in your comment and of the requirements in Industry Guide 5.

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

We thank you for, and acknowledge, your comments concerning the Company’s responsibility for analyzing the applicability of the tender offer rules to the Company’s unit redemption program.

Summary, page 1

3.	Please include a separate section that discusses the sponsor’s other programs that currently target hotel and/or residential properties. Please disclose that these programs will likely not be offering shares during your offering and discuss whether you will compete with these programs for property acquisitions or dispositions. Please discuss the extent to which you share overlapping management and board members. Please briefly describe here, and in more detail in the prior performance section on page 75, the types of properties acquired by Apple REIT 6 and 7 and disclose that though they target hotel and residential properties neither have actually acquired residential properties.

The requested disclosure has been made on page 4 in the current filing. While Apple REIT Six, Apple REIT Seven and Apple REIT Eight are organized to acquire and own hotels, residential apartment communities and other property, each entity currently only owns hotels. Additional disclosure of this fact has been made on pages 77 and 78 in the current filing.

January 2, 2008

Use of Proceeds, page 7

4.	Please update the second sentence of the second paragraph.

The second sentence has been updated in the current filing. See page 7.

Conflicts of Interest, page 8

5.	Please revise to address the conflict of interest that is presented when your advisor makes the determination to either pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation. Also, provide a risk factor that addresses the conflicts of interests and the substantial fees and expenses associated with listing over liquidation, including the expense of acquiring your advisor prior to listing.

Please see the requested disclosure added in response to this comment on page 9 in the current filing. In addition, the requested risk factor disclosure has been added on page 23 in the current filing. We have not referred to the expense of acquiring the advisor since the Advisory Agreement is terminable by either party upon 60 days’ notice.

Risk Factors, page 15

6.	Please revise to include a risk factor to discuss the lack of disclosure regarding your net asset value if you do not intend to provide shareholders such disclosure in the future.

The requested risk factor disclosure has been added on page 16 in the current filing.

We do not have control over market and business conditions, page 33

7.	This risk factor appears broad and general. The risk associated with market and business conditions affects companies across industries. Please revise to remove the risk factor. This comment also applies to the penultimate risk factor on page 35.

The risk factors have been removed from the current filing.

January 2, 2008

Compensation, page 40

8.	We note from the disclosure on page 11 that your officers, directors, and the employees of “entities such as Apple Nine Advisors and Apple Suites Realty may receive grants of options and or restricted stock.” Please revise to discuss the purpose of such additional compensation in light of the incentive structure of the fees to be received by the two noted entities. Also, please revise to clarify if the use of the phrase “such as” means there are additional entities whose employees will be able to receive incentive options or stocks.

The Company has eliminated its incentive stock option plan for officers and employees. The current filing has been revised accordingly.

9.	Please revise to provide more detail on the reimbursements to be made and discuss those payable to Apple Nine Advisors and Apple Suites Realty separately. Discuss any limitations on reimbursements. Also, discuss the expenses that are eligible for reimbursement.

The additional disclosures have been added on pages 41 and 43 in the current filing.

10.	We note that Apple Suites Realty is not entitled to any real estate commission upon the sale or purchase of property to or from an affiliated entity. Please revise to discuss the types of “direct costs” that may be reimbursed. Also, please revise to clarify if the prohibition of fees applies to all commissions earned by an entity affiliated with Mr. Knight. For instance, if you purchased or sold property to one of Mr. Knight’s other programs, are the advisors to the other programs entitled to a commission?

The additional disclosure has been added on page 42 in the current filing.

Conflicts of Interest, page 45

Interlocking Boards of Directors, page 48

11.	Please disclose the aggregate fees paid to the interlocking directors by other programs of the sponsor in 2007.

The requested disclosure has been made on page 47 in the current filing.

January 2, 2008

Competition Between Us and Mr. Knight and Other Companies Organized by Mr. Knight, page 48

12.	Please expand your discussion of how Mr. Knight may recommend possible property acquisitions to the companies based on their business plans and other factors. We note that the business plans of Apple REIT 6, 7, 8 and 9 appear substantially similar.

Thank you for the comment. Please see our response to comment 13 below.

13.	We note the disclosure in the fifth paragraph that by the time you begin seeking properties, Apple REIT Eight will have completed their property acquisition phase. Please revise to clarify if that means you will delay any purchase of properties, even though you have sold the minimum amount of units, until after Apple REIT Eight has completed its acquisitions.

Please see the requested disclosure added in response to this comment on page 48 in the current filing.

14.	Please revise the sixth paragraph to discuss the anticipated liquidation dates of the sponsor’s other programs.

The requested revised disclosure has been made on page 49 in the current filing.

Compensation Discussion and Analysis, page 67

15.	We note the disclosure in this section about base and incentive salaries to your senior managers. However, we also note your earlier disclosure that you have no employees and that none of your officers are employees. Please revise to discuss the employment relationship with your officers, the services they will provide as compared with the services provided by your advisor and its affiliates for which you pay the compensation described on page 40, and how these advisory compensation terms impact how you compensate these officers.

The requested revised disclosure has been made on page 68 in the current filing.

Prior REITs, page 76

16.	Please disclose the offering price of the units for Apple Hospitality Two and Five. Please disclose the consideration received by shareholders of Cornerstone, Apple Residential and Apple Suites in their mergers.

The requested disclosure has been made on pages 75 and 76 in the current filing.

Table I, page 123

17.	With respect to Apple REIT Seven, please clarify whether “pre-paid items,” which includes the property purchase price, includes the down-payment amount which is also reflected in “cash down payment.”

Thank you for the comment. Pre-paid Items does not include down payments.

January 2, 2008

Table IV, page 127

18.	Please advise us why the distributions made in the Apple Suites program are substantially less than the amount invested. Is this indicative of significant losses or non-cash consideration distributed in connection with the merger? If the latter, please provide footnote disclosure to that effect.

Non-cash consideration (stock) was received by the shareholders of Apple Suites. The requested footnote disclosure has been made on page 126 in the current filing.

As indicated in your letter dated December 14, 2007, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated December 14, 2007.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Pre-effective Amendment No. 1 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Duc Dang (SEC)
Yolanda Crittendon (SEC)
Jorge Bonilla (SEC)
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery